601 Lexington Avenue New York, New York 10022
Michael Brueck To Call Writer Directly: (212) 446-6407 michael.brueck@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

July 29, 2013

VIA EDGAR SUBMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-15925

Dear Mr. Rosenberg:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 19, 2013, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) filed with the Commission on February 27, 2013.

The responses below correspond to the captions and numbers of the comments set forth in your letter (which are reproduced below in italics).

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Electronic Health Records Incentive Reimbursement, page 80

1.	You indicate that you deferred recognizing gain for cash received related to incentive reimbursement for HITECH incentives as all criteria for gain recognition had not been met. Please provide us proposed disclosure to be included in future periodic reports that provides the criteria for gain recognition. Ensure that, in addition to demonstrating meaningful use and other criteria in recognizing gain, that you address how you consider that a Medicare final incentive payment is determined using data in the settled 12-month cost report for the fiscal year that begins during the meaningful use year.

Response: In future periodic reports, the Company will revise its Electronic Health Records Incentive Reimbursement policy disclosure in Footnote 1 Basis of Presentation

Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

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July 29, 2013

and Significant Accounting Policies to clarify the Company’s policy regarding the criteria for gain recognition of HITECH incentives, as follows (proposed revisions to future filings, as if they were made to the 2012 Form 10-K, are set forth in bold and italicized below):

Electronic Health Records Incentive Reimbursement. The American Recovery and Reinvestment Act of 2009 included provisions for implementing health information technology under the Health Information Technology for Economic and Clinical Health Act (“HITECH”). These provisions were designed to increase the use of electronic health records (“EHR”) technology and establish the requirements for a Medicare and Medicaid incentive payments program beginning in 2011 for eligible hospitals and providers that adopt and meaningfully use certified EHR technology. The Company utilizes a gain contingency model to recognize EHR incentive payments. Recognition occurs when our eligible hospitals adopt or demonstrate meaningful use of certified EHR technology for the applicable payment period and have available the Medicare cost report information for the relevant full cost report year used to determine the final incentive payment.

Medicaid EHR incentive payments are calculated based on prior period Medicare cost report information available at the time when eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology. Since the information for the relevant full Medicare cost report year is available, the incentive income from resolving the gain contingency is recognized when eligible hospitals adopt, implement or demonstrate meaningful use of certified EHR technology.

Medicare EHR incentive payments are calculated based on the Medicare cost report information for the full cost report year that began during the federal fiscal year in which meaningful use is demonstrated. Since the necessary information is only available at the end of the relevant full Medicare cost report year, the incentive income from resolving the gain contingency is recognized when eligible hospitals demonstrate meaningful use of certified EHR technology and the information for the applicable full Medicare cost report year to determine the final incentive payment is available.

In some instances, the Company may receive estimated Medicare EHR incentive payments prior to when the Medicare cost report information used to determine the final incentive payment is available. In these instances, recognition of the gain for EHR incentive payments is deferred until all recognition criteria described above are met.

Eligibility for annual Medicare incentive payments is dependent on providers demonstrating meaningful use of EHR technology in each period over a four-year period. Initial Medicaid incentive payments are available to providers that adopt, implement or

Securities and Exchange Commission

July 29, 2013

upgrade certified EHR technology; but however, providers must demonstrate meaningful use of such technology in subsequent years to qualify for additional incentive payments. Medicaid EHR incentive payments are fully funded by the federal government and administered by the states; however, the states are not required to offer EHR incentive payments to providers.

The Company recognized approximately $126.7 million and $63.4 million during the years ended December 31, 2012 and 2011, respectively, of incentive reimbursement for HITECH incentives from Medicare and Medicaid related to certain of the Company’s hospitals and for certain of the Company’s employed physicians that have demonstrated meaningful use of certified EHR technology or have completed attestations to their adoption or implementation of certified EHR technology. These incentive reimbursements are presented as a reduction of operating costs and expenses on the consolidated statements of income. The Company received cash related to the incentive reimbursement for HITECH incentives of approximately $141.0 million and $37.4 million, of which $33.3 million and $8.5 million was recorded as deferred revenue as all criteria for gain recognition had not been met, for the years ended December 31, 2012 and 2011, respectively. No incentive reimbursement was recognized and no cash was received for the year ended December 31, 2010 related to HITECH incentives from Medicare and Medicaid.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

18. Supplemental Condensed Consolidating Financial Information, page 122

2.	You disclose the notes are guaranteed on a senior basis and on a joint and several basis, with limited exceptions considered customary for such guarantees including the release of the guarantee when a subsidiary’s assets used in operations are sold. Rule 3-10(d) of Regulation S-X requires that guarantees be full and unconditional and joint and several in order to not include financial statements of the issuer and any subsidiary guarantors. Please provide us your analysis demonstrating that you meet this requirement. Provide proposed revised disclosure to be included in future periodic reports, as necessary. In addition, please address for us any provision for release of Community Health Systems, Inc. as the parent company guarantor as this would disqualify you from relying on Rule 3-10 of Regulation S-X.

Response: We confirm that the guarantees of our subsidiary guarantors are joint and several and full and unconditional, except for specific conditions that are considered customary for such guarantees where the subsidiary is released automatically from its guarantee. As discussed in section 2510.5 of the Financial Reporting Manual (“FRM”) of the Division of Corporation Finance, an indenture that provides for the subsidiary to be released automatically under

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July 29, 2013

customary circumstances may still rely on the provisions of Rule 3-10, provided all other provisions are still met. The examples of such customary circumstances provided in the FRM include when “the subsidiary is sold or sells all of its assets”.

The indenture for each of our Senior Notes and Senior Secured Notes states that a subsidiary guarantor’s obligations must be assumed by an acquiring entity in the event of consolidation, merger or transfer of all or substantially all the assets of a subsidiary guarantor, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a subsidiary guarantor, including the sale or disposition of capital stock of a subsidiary guarantor, following which such subsidiary guarantor is no longer a subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a subsidiary guarantor.

In our analysis of these provisions, and based on past transactions where all or substantially all of the assets of a subsidiary guarantor have been sold, or the stock (or other equity interests) of the subsidiary guarantor have been sold, the provisions for release of a subsidiary guarantor’s obligations are customary for such transactions. In transactions involving the sale of all or substantially all the assets of a subsidiary guarantor, all of the assets used in operations by the subsidiary are sold, and the limited exception is in the case of residual working capital that is not sold but settled based on the timing of cash payments, which is customary within the industry. As required by the FRM, we have disclosed the limited circumstances where the full and unconditional guarantees are released.

In addition, there are no provisions for release of Community Health Systems, Inc. as the parent company guarantor except upon the legal defeasance or discharge of the Issuer’s obligations in accordance with the terms of the indenture, which is equivalent to repayment of the notes. As such, reliance on the condensed financial reporting under Rule 3-10 of Regulation S-X is considered appropriate.

In future periodic reports, the Company will revise its disclosure to clarify that the guarantees of its subsidiary guarantors are full and unconditional, as follows (proposed revisions to future filings, as if they were made to the 2012 Form 10-K, are set forth in bold and italicized below, with deleted items marked with a strikethrough):

The Senior Notes, which are senior unsecured obligations of CHS, and the 5 1/8% Senior Secured Notes are guaranteed on a senior basis by the Company and by certain of its existing and subsequently acquired or organized 100% owned domestic subsidiaries. The Senior Notes and the 5 1/8% Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis, with ~~limited~~ exceptions considered customary for such guarantees, limited to ~~including~~ the release of the guarantee when a subsidiary~~’s~~

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July 29, 2013

guarantor’s capital stock is sold, or a sale of all the subsidiary guarantor’s assets used in operations ~~are sold~~. The following condensed consolidating financial statements present Community Health Systems, Inc. (as parent guarantor), CHS (as the issuer), the subsidiary guarantors, the subsidiary non-guarantors and eliminations. These condensed consolidating financial statements have been prepared and presented in accordance with SEC Regulation S-X Rule 3-10 “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered.”

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Securities and Exchange Commission

July 29, 2013

The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A. Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Michael P. Brueck Michael P. Brueck

cc:	Scott Wuenschell

United States Securities and Exchange Commission

Wayne T. Smith

Community Health Systems, Inc.

W. Larry Cash

Community Health Systems, Inc.

Rachel A. Seifert, Esq.

Community Health Systems, Inc.

Exhibit A

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-15925

Dear Mr. Rosenberg:

As requested in your letter, dated July 19, 2013, to Community Health Systems, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ W. Larry Cash
Name:	W. Larry Cash
Title:	Executive Vice President and
Chief Financial Officer